Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

RECEIVED
2006 MAR 17 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Randers, 14 March 2006
Stock exchange announcement No. 10/2006



06011731

SUPPL

Vestas receives new orders for Spain and France

The Vestas Group has received orders for a total of 36 MW for two projects in Spain and France.

The 24 MW turnkey order for the Robres wind power plant in Spain has been placed by the Spanish wind farm developer, Eólica del Ebro S.A. – in which company the Spanish developer Eólica Navarra holds the majority of the shares. The order consists of 10 units of the V90-1.8 MW wind turbine and three units of the V90-2.0 MW wind turbine. The wind power plant will be located in Huesca in the Spanish region Aragón.

The 12 MW turnkey order for the Beausemblant wind power plant in France has been placed by Eoliennes de Beausemblant S.A.S., which is a project company owned by Generación Eólica Internacional, a subsidiary of the Eólica Navarra Group. The order consists of five units of the V90-2.0 MW wind turbine and one unit of the V80-2.0 MW wind turbine. The wind power plant will be located in the Drôme department in the region of the Rhônes-Alpes.

"*We are very pleased with these orders for Spain and France, which are the fruit of five years of close cooperation with Eólica Navarra*", says Ebbe Funk, President of Vestas Mediterranean West A/S.

Delivery of all turbines will begin at the end of 2006, and the wind power plants will be completed during the first half of 2007.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Ebbe Funk, President of Vestas Mediterranean West A/S, telephone +34 93 241 98 00.

Yours sincerely
Vestas Wind Systems A/S

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

Ditlev Engel
President and CEO

dw 3/17

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

VESTAS®



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 15 March 2006
Stock exchange announcement No. 11/2006

Vestas receives another large order for Spain

The Vestas Group has received an order for a total of 58 units of the V90-2.0 MW wind turbine for three wind power projects in Spain. The order has been awarded by the company Enel Unión Fenosa Renovables, S.A., a branch of the Italian energy group Enel and Spanish Unión Fenosa, one of the largest renewable energy producers in Spain with an installed capacity of 900 MW in Spain.

The order consists of supply and commissioning of the turbines as well as VestasOnline remote monitoring systems. Delivery of the turbines will begin in the summer of 2006, and commissioning of the wind power plants is planned to take place from the autumn of 2006 until the beginning of 2007. The projects will be located in the regions of Castilla La Mancha and Castilla y León, which have a total capacity of installed wind power of more than 4,000 MW.

"*I am very excited with these new projects,*" says Ebbe Funk, President of Vestas Mediterranean West A/S and continues: *"Enel Unión Fenosa Renovables, S.A. and Vestas have had a good and close relationship during the last eight years, and the order is a further strengthening of our relationship."*

The nacelles for the projects will be delivered from Vestas' new nacelle factory in Villadangos del Paramo (León) in Castilla y Léon, which is scheduled to start production during the first half of 2006.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone + 45 9730 0000 or to Ebbe Funk, President of Vestas Mediterranean West A/S, telephone +34 93 241 98 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

VESTAS

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 15 March 2006
Stock exchange announcement No. 12/2006

Date for publication and presentation of Annual Report

The Vestas Group's accounts for the period 1 January – 31 December 2005 is expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Wednesday, 29 March 2006. The Annual Report for 2005 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the Annual Report, Vestas will host an information meeting (including conference call and webcast) for investors, analysts and the press at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V on Wednesday, 29 March 2006 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk with the possibility of simultaneous interpreting into Danish.

It will be possible to attend the information meeting via conference call. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the US may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' website www.vestas.com.

Furthermore, information meetings will be held for investors, analysts and the press in London and New York.

Date	Time	Place	Contact
29.03.2006	03:00 p.m.	Copenhagen Marriott Hotel Kalvebod Brygge 5 1560 Copenhagen V Denmark	Lene Dorby Vestas Wind Systems A/S tel.: +45 9730 5101 e-mail: ldo@vestas.com
30.03.2006	09.00 a.m.	London Capital Club 15 Abchurch Lane London EC4N 7BW UK	Lorraine Clarke Dresdner Kleinwort Wasserstein tel.: +44 20 7475 2484 e-mail: lorraine.clarke@drkw.com
03.04.2006	08.00 a.m.	Aquavit Restaurant 65 East 55th Street New York, NY 10022 USA	Christine McDonald Enskilda Securities tel.: +1 212 692 4780 e-mail: christine.mcdonald@enskilda.com



Considering the arrangements in Copenhagen, London and New York, please register with the contact persons mentioned above.

Any questions may be addressed to the Executive Management Secretary, Mrs Lene Dorby, Vestas Wind Systems A/S, at telephone +45 9730 5101.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S